                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934
     FOR THE PLAN YEAR ENDED DECEMBER 31, 2000.


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     FOR THE TRANSITION PERIOD FROM                 TO                 .
                                    ---------------    ----------------


COMMISSION FILE NUMBER           0-11527            .
                      ------------------------------


A.         MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN




B.         MPSI SYSTEMS INC.

           4343 SOUTH 118TH EAST AVENUE

           TULSA, OKLAHOMA  74146

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

            AS OF DECEMBER 31, 2000 AND 1999, AND FOR THE YEAR ENDED
                                DECEMBER 31, 2000


                                    CONTENTS



                                                                                                                  Page No.

(a)      Financial Statements:

         (1)    Report of Independent Auditors............................................................           3

         (2)    Statements of Net Assets Available for Benefits ..........................................           4

         (3)    Statement of Changes in Net Assets Available for Benefits.................................           5

         (4)    Notes to Financial Statements ............................................................           6

         (5)    Supplemental Schedule:
                         Schedule H; Line 4i:  - Schedule of Assets (Held at End of Year).................          10


(b)      Signatures.......................................................................................          11

(c)      Exhibits - None

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
MPSI Systems Inc. Matching Investment Plan


We have audited the accompanying statements of net assets available for benefits of MPSI Systems Inc. Matching Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ ERNST & YOUNG LLP







Tulsa, Oklahoma
June 26, 2001

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                           DECEMBER 31, 2000   DECEMBER 31, 1999
                                           -----------------   -----------------

ASSETS
Investments, at fair value                 $       5,095,159   $       5,640,892
RECEIVABLES:
   Employee contributions                             23,803              31,060
   Employer contributions                            129,087             147,983
   Accrued interest/dividends                         21,885              64,363
                                           -----------------   -----------------
                                                     174,775             243,406
                                           -----------------   -----------------


NET ASSETS AVAILABLE FOR BENEFITS          $       5,269,934   $       5,884,298
                                           =================   =================




See accompanying notes

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                                   YEAR ENDED DECEMBER 31, 2000

ADDITIONS
Investment income (loss):
   Net depreciation in fair
      value of investments                                               $   (1,201,712)
   Interest and dividends                                                       423,863


Contributions:
   Employees                                                                    473,973
   Employer                                                                     137,034
                                                                         --------------


Net additions                                                                  (166,842)

DEDUCTIONS
   Benefit payments                                                             447,522
                                                                         --------------

Net decrease                                                                   (614,364)

Net assets available for benefits, at beginning of year                       5,884,298
                                                                         --------------


NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR                        $    5,269,934
                                                                         ==============


See accompanying notes

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 2000


(1)    DESCRIPTION OF THE PLAN

       The following description of MPSI Systems Inc. Matching Investment Plan ("the Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

       GENERAL

        The Plan is a defined contribution plan covering substantially all employees of MPSI Systems Inc. and its wholly owned U.S. subsidiary, DataMetrix Inc. (the "Company"). All employees of the Company meeting eligibility requirements set forth in the Plan may participate in the Plan as of January 1 and July 1 of the Plan year following their completion of a six-month period of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS

       Each year, participants may contribute as salary deferrals up to 16% of their annual compensation, as defined by the Plan. Participant contributions in excess of 9% of a participant's salary may also be made subject to certain limitations as designed to prevent the Plan from failing Annual Tax Compliance Testing. A participant's interest in salary deferrals and voluntary contributions is at all times fully vested. A participant's interest in amounts attributable to employer contributions is fully vested when employment terminates due to (1) retirement at age 65, (2) total and permanent disability or (3) death. When a participant's employment terminates prior to meeting the above conditions, the participant is fully vested in employer contributions only if the participant either has completed five years of vesting service or has satisfied one of the Plan's grandfathered vesting rules. The remaining balance in the participant's "Company Contributions Account" is forfeited and used to reduce future Company contributions. If the participant is rehired within five years, the forfeited amounts may be restored to the participant's accounts under certain circumstances.

        The Company's accrued discretionary matching contribution is based upon a Matching Percentage applied to the participants' qualifying contributions. Participants' qualifying contributions equal the aggregate of each participant's salary deferral and contributions up to 6% of that participant's earnings for the Plan year. The Company Matching Percentage relative to qualifying participant contributions is based upon the Operating Income Ratio of the Company (the ratio of the operating income for the Company fiscal year ending with or within the Plan year to the average operating income in the three prior fiscal years), and is as follows:


                                                                                  Matching
                  Operating Income Ratio                                          Percentage
                  ----------------------                                          ----------

                  Under 1.01                                                         50%
                  1.01, but less than 1.50                                           60%
                  1.50, but less than 1.75                                           70%
                  1.75, but less than 2.00                                           80%
                  2.00, but less than 2.25                                           90%
                  2.25 or over                                                      100%

       In 2000, the Company Match was made in cash and allocated to participant accounts based upon contribution elections made by each participant.

       The Company's matching percentage was 50 percent for Plan year 2000, as calculated below:


                                                                                    Year Ended December 31, 2000
                                                                                    ----------------------------
        Net employee contributions
           (including nonelective contributions)                                            $  473,973
        Nonqualifying contributions                                                           (166,291)
                                                                                            -----------
           Qualifying employee contributions                                                    307,682
        Applicable matching percentage                                                      x        50%
                                                                                            -----------
                                                                                                153,841
        Forfeitures                                                                              16,807
                                                                                            -----------
        Company contribution                                                                $   137,034
                                                                                            ===========

        INVESTMENT OPTIONS

        Participants may direct their employee contributions and any Company contributions into any of the investment options selected by the plan administrator. One such investment option is the MPSI Stock Fund. Because the Company has not filed certain of its periodic reports with the Securities and Exchange Commission, the Form S-8 which registered the shares related to the MPSI Stock Fund of the Plan is no longer effective. Therefore employee contributions may no longer be invested in the MPSI Stock Fund.

        PARTICIPANT LOANS

        A participant in the Plan may request a loan not in excess of the lesser of: (1) 50% of the vested account balance or (2) $50,000. A participant may have only one loan outstanding at any time. The repayment terms of loans may not exceed five years except for loans used to acquire the participant's principal residence which may not exceed ten years. Each loan bears interest at a rate commensurate with market rates for similar loans and repayments are made by payroll deduction.

        PLAN TERMINATION

        The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company has not expressed any intent to terminate the Plan. However, on May 6, 2001, the Company's loan agreement with its primary lender expired, and amounts owing under the agreement became due. The Company is attempting to obtain alternate financing of the outstanding debt. If the Company is unable to obtain the additional financing and is required to repay the debt under the loan agreement, it could be unable to fulfill its obligations to the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

        PAYMENT OF BENEFITS

        On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.

        Distributions are also permitted to satisfy a financial hardship, as defined by the Plan.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING

        The financial statements of the Plan are prepared on the accrual basis of accounting.

        INVESTMENT VALUATION AND INCOME RECOGNITION

        The investment in $.05 par value Common Stock of MPSI Systems Inc. (hereinafter "Common Stock") was stated at the average bid and offer prices quoted by the National Quotation Bureau. Investments in registered investment companies are stated at published market prices which represent the net asset value of shares held by the Plan at year end. Investments in money market funds are stated at par value, which approximates fair value. Investments in common/collective trusts are valued by the Trustee of the Plan based on the fair value of the underlying assets. Participant loans are stated at cost, which approximates fair value.

        ADMINISTRATION OF THE PLAN

        Committee members are appointed by the Company to administer the Plan. The Company bears all costs associated with administering the Plan, except for minor administrative expenses paid by the Plan.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)     INVESTMENTS

        Investments are maintained by the trustee of the Plan, Merrill Lynch Trust Company (the "Trustee") in accordance with trust agreements.

        During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices for common stock and published market prices for registered investment companies as follows:


                                                                                           Net Appreciation
                                                                                            (Depreciation)
                                                                                           in Fair Value of
                                                                                              Investments
                                                                                           ----------------

           Corporate bonds and notes                                                        $      2,220
           MPSI common stock                                                                    (154,382)
           Registered investment companies                                                    (1,049,550)
                                                                                            ------------

                Total                                                                       $ (1,201,712)
                                                                                            ============

        The fair value of investments that represent 5% or more of the Plan's net assets are as follows:


                                                                                             December 31,
                                                                                                 2000
                                                                                           ---------------
           Merrill Lynch Focus Fund                                                        $     703,465
           Merrill Lynch Global Allocation Fund                                                  978,021
           Merrill Lynch Retirement Preservation Trust                                           814,828
           Merrill Lynch Equity Index Trust                                                      622,620
           Oppenheimer Total Return Fund                                                         331,544
           Seligman Communication Fund                                                           282,298



                                                                                              December 31,
                                                                                                  1999
                                                                                              ------------
           Merrill Lynch Focus Fund                                                          $   864,205
           Merrill Lynch Global Allocation Fund                                                1,099,108
           Merrill Lynch Retirement Preservation Trust                                           584,952
           Merrill Lynch Equity Index Trust                                                      612,569
           Oppenheimer Total Return Fund                                                         347,575

(4)     RECONCILIATION TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                                   December 31,
                                                                                        2000                        1999
                                                                                     -----------               -----------

           Net assets available for benefits per the financial statements            $ 5,269,934               $ 5,884,298
           Less: Receivables                                                                  --                        --
                                                                                     -----------               -----------
           Net assets available for benefits per the Form 5500                       $ 5,269,934               $ 5,884,298
                                                                                     ===========               ===========

(5)     INCOME TAX STATUS

        The Plan has received a determination letter from the Internal Revenue Service dated June 8, 1995, stating that the Plan is qualified under
        Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                          EIN: 73-1064024, PLAN #: 001
         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2000




(a)                  (b)                                            (c)                   (d)           (e)
                                                        Description of Investment,
     Identity of Issue, Borrower, Lessor             Including Maturity Date, Rate of                 Current
              of Similar Party                        Interest, Par or Maturity Value      Cost        Value
-------------------------------------------------------------------------------------------------------------------

  REGISTERED INVESTMENT COMPANIES
*    Merrill Lynch Focus Fund                             66,053  Class B Shares            **       $  703,465
*    Merrill Lynch Global Allocation Fund                 75,933  Class B Shares            **          978,021
*    Merrill Lynch Corporate Bond Fund                    11,130  Class B Shares            **          124,057
*    Merrill Lynch Healthcare Fund                         6,022  Class B Shares            **           41,192
     Oppenheimer Total Return Fund                        28,145  Class A Shares            **          331,544
     AIM Balanced                                          7,003  Class A Shares            **          210,730
     AIM International Fund                                1,154  Class B Shares            **           22,150
     John Hancock Small Cap Fund                           9,400  Class A Shares            **          107,728
     Munder Net Net Fund                                   6,718  Class B Shares            **          233,323
     Alliance Premier Growth Fund                          6,342  Class B Shares            **          169,384
     Seligman Communication Fund                          11,158  Class B Shares            **          282,298
     MFS Capital Opportunity Fund                         10,517  Class A Shares            **          188,140
     Mass Investors Growth Stock Fund                      7,529  Class B Shares            **          129,044

  COMMON/COLLECTIVE TRUST
*    Merrill Lynch Retirement Preservation Trust            814,828  Units                  **          814,828
*    Merrill Lynch Equity Index Trust                       6,784  Class B Shares           **          622,620

  COMMON STOCK
*    MPSI Systems Inc.                                      102,486  Common Shares          **           51,243

*  LOANS TO PARTICIPANTS                                    Interest rates range
                                                            from 8.73% to 10.5%             --           85,392
                                                                                          ----

                                                                                            --       $5,095,159
                                                                                          ====       ==========

* Indicates party-in-Interest to the Plan.

** Investments are participant directed, thus cost information is not applicable.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the MPSI Systems Inc. Matching Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                                               Name of Plan




Date: July 16, 2001              By        \s\ William H. Webb, Jr.
                                   ------------------------------------------
                                       William H. Webb, Jr., Chairman
                                          Administrative Committee


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